# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BEST BUY CO INC, CIK 0000764478
CUSIP: 086516101
Title of class of securities: Common Stock, par value $0.10 per share
Address of issuer's principal executive offices: 7601 Penn Avenue, South Richfield, Minnesota (MN), 55423
Date of event which requires filing of this statement: 06/09/2025
Amends the filing with accession number 0000912057-96-000898
Filed by CIK 0001006394
Persons authorized to receive notices and communications: Allen Overy Shearman Sterling, 599 Lexington Avenue, New York, New York (NY), 10022, (212) 848-4000

## Reporting persons
- SCHULZE RICHARD M (CIK 0001006394): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 14,213,848; shared voting power 899,003; sole dispositive power 14,213,848; shared dispositive power 899,003; aggregate amount beneficially owned 15,112,851 (7.2% of the class)
- Olympus Investments Limited Partnership B: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 702,903; sole dispositive power 0; shared dispositive power 702,903; aggregate amount beneficially owned 702,903 (0.3% of the class)
- The Richard M. Schulze Family Foundation: type of reporting person: corporation (CO); citizenship or place of organization: Minnesota (MN); source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 196,100; sole dispositive power 0; shared dispositive power 196,100; aggregate amount beneficially owned 196,100 (0.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.10 per share
Name of issuer: BEST BUY CO INC
Address of issuer's principal executive offices: 7601 Penn Avenue, South Richfield, Minnesota (MN), 55423
Comment: This Amendment No. 14 to the Schedule 13D (this "Amendment No. 14") hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on January 15, 1996 (the "Initial Schedule"), as amended and supplemented by Amendment No. 1 filed on June 7, 2012, Amendment No. 2 filed on August 6, 2012, Amendment No. 3 filed on August 16, 2012, Amendment No. 4 filed on August 20, 2012, Amendment No. 5 filed on August 20, 2012, Amendment No. 6 filed on August 27, 2012, Amendment No. 7 filed on December 14, 2012, Amendment No. 8 filed on March 1, 2013, Amendment No. 9 filed on March 25, 2013, Amendment No. 10 filed on October 23, 2013, Amendment No.11 filed on September 30, 2015, Amendment No. 12 filed on January 20, 2023, and Amendment No. 13 filed on June 5, 2024 (the "Amendments", together with the Initial Schedule, the "Schedule 13D") on behalf of the Reporting Persons. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. All items or responses not described herein remain as previously reported in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented to add the following:

On June 9, 2025, the Family Foundation and Mr. Schulze sold Shares into the open market. The Shares were sold as part of Mr. Schulze's personal long-term strategy for asset diversification and liquidity.

Effective April 7, 2025, Mr. Schulze adopted a pre-arranged trading plan to sell Shares owned by the Reporting Persons in the open market (the "April 2025 Plan"). The Shares to be sold pursuant to the April 2025 Plan are part of Mr. Schulze's personal estate planning. The Shares to be sold are subject to the provisions of the April 2025 Plan until the April 2025 Plan expires, which is expected to occur in May 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended as follows:

The first two paragraphs of Item 5(a) are hereby amended and restated as follows:

(a) The percentages used herein are calculated based upon 211,346,694 Shares outstanding as of June 4, 2025, as reported by the Company in its most recent Form 10-Q filed with the SEC on June 6, 2025.

As of the date of this Amendment No. 14, the Reporting Persons beneficially owned in the aggregate 15,112,851 Shares, constituting approximately 7.2% of the outstanding Shares. As of the date of this Amendment No. 14, the Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

Item 5(a)(i) is hereby amended and restated in its entirety as follows:

(i) Mr. Schulze, individually and as trustee to the various trusts listed in Item 2(i), beneficially owns 15,112,851 Shares, constituting approximately 7.2% of the outstanding Shares. Mr. Schulze disclaims beneficial ownership of such Shares for all other purposes. This figure excludes (a) 7,000,716 Shares held personally by his spouse and in trusts for the benefit of Mr. Schulze's spouse, Mr. Schulze's children and grandchildren, and the children of Mr. Schulze's spouse, and (b) 172,831 Richard M Schulze Qualified Terminable Interest Property Marital Trust, in each case as to which Mr. Schulze disclaims beneficial ownership.

Item 5(a)(iii) is hereby amended and restated in its entirety as follows:

(iii) Olympus B may be deemed to own beneficially (as that term is defined in Rule 13-d under the Securities Exchange Act of 1934) 702,903 Shares, constituting approximately 0.3% of the outstanding Shares. Olympus B disclaims beneficial ownership of such Shares for all other purposes.

Item 5(a)(v) is hereby amended and restated in its entirety as follows:

(v) The Family Foundation may be deemed to own beneficially (as that term is defined in Rule 13-d under the Securities Exchange Act of 1934) 196,100 Shares, constituting approximately 0.1% of the outstanding Shares. The Family Foundation disclaims beneficial ownership of such Shares for all other purposes.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:

(b) Mr. Schulze has the sole power to vote or direct the vote of and to dispose of or direct the disposition of 14,213,8848 Shares. Mr. Schulze has shared power to vote or direct the vote of and to dispose of or direct the disposition of 899,003 Shares. Olympus B may be deemed to share with Mr. Schulze the power to vote or direct the vote of and to dispose of or direct the disposition of 702,903 Shares. The Family Foundation may be deemed to share with Mr. Schulze the power to vote or direct the vote of and to dispose of or direct the disposition of 196,100 Shares.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety as follows:

(c) Mr. Schulze made the following transactions in the Shares that were effected during the past sixty days.

------------------- ----------------- ------------------ ----------------- ----------------- ------------------------------
Identity Transaction Date Number of Price Per Where and How
Type Shares Shares the Transaction
Was Effected
------------------- ----------------- ------------------ ----------------- ----------------- ------------------------------
The Family Sale June 9, 2025 (200,000) 72.95 1 Open Market
Foundation
------------------- ----------------- ------------------ ----------------- ----------------- ------------------------------
Richard M. Sale June 9, 2025 (529,201) 72.95 2 Open Market
Schulze
------------------- ----------------- ------------------ ----------------- ----------------- -------------------------------

1. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $72.75 to $73.42, inclusive. The reporting person undertakes to provide to the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote.

2. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $72.75 to $73.42, inclusive. The reporting person undertakes to provide to the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented to add the following:

Effective April 7, 2025, Mr. Schulze adopted the April 2025 Plan, a discussion of which is contained in Item 4 hereof and is incorporated into this Item 6 by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A: Joint Filing Agreement, dated June 11, 2025, among the Reporting Persons

## Signatures
- SCHULZE RICHARD M: /s/ Richard M. Schulze, RICHARD M. SCHULZE (06/11/2025)
- Olympus Investments Limited Partnership B: /s/ Richard M. Schulze, RICHARD M. SCHULZE (06/11/2025)
- The Richard M. Schulze Family Foundation: /s/ Richard M. Schulze, RICHARD M. SCHULZE (06/11/2025)
Comment: [Signature Page to Schedule 13D/A (Amendment No. 14)]